EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter ended June 30,		Six months ended June 30,
($ in millions)	2017	2016	2017	2016
Earnings including interest on deposits (1):
Income before income tax expense	$8,073	8,222	$15,678	16,303
Less: Net income from noncontrolling interests	38	15	129	67
Income before income tax expense and after noncontrolling interests	8,035	8,207	15,549	16,236
Fixed charges	2,335	1,517	4,366	2,925
	10,370	9,724	$19,915	19,161

Fixed charges (1):
Interest expense	$2,232	1,413	$4,158	2,718
Estimated interest component of net rental expense	103	104	208	207
	$2,335	1,517	$4,366	2,925

Ratio of earnings to fixed charges (2)	4.44	6.41	4.56	6.55

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$8,035	8,207	$15,549	16,236
Fixed charges	1,652	1,185	3,146	2,286
	$9,687	9,392	$18,695	18,522

Fixed charges:
Interest expense	$2,232	1,413	$4,158	2,718
Less: Interest on deposits	683	332	1,220	639
Estimated interest component of net rental expense	103	104	208	207
	$1,652	1,185	$3,146	2,286

Ratio of earnings to fixed charges (2)	5.86	7.93	5.94	8.10

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.